July 3, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Robert S. Littlepage, Accountant Branch Chief
Robert Shapiro, Staff Accountant

Re: Equinix, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

File No. 000-31293

Filed February 28, 2014

Gentlemen:

On behalf of Equinix, Inc. (“Equinix” or the “Company”), this letter responds to the comments set forth in your letter dated June 19, 2014. For your convenience, we have repeated the comments in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm, page F-1

1. Please tell us why your auditor’s report does not include a statement identifying the financial statements that were audited, in accordance with AU Section 508, paragraph .08(b).

RESPONSE TO COMMENT 1:

The Company respectfully believes that the financial statements have been sufficiently identified as audited, in accordance with the requirements of AU Section 508, by the reference to the financial statements listed in the index appearing under Item 15(a)(1) of the Form 10-K made in PricewaterhouseCoopers LLP’s report.

Securities and Exchange Commission

July 3, 2014

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012

Consolidated Balance Sheets, page F-2

2. Please tell us and disclose why the ‘Current portion of mortgage and loans payable’ of $53.51 million does not agree with the $449.49 million of debt maturing in 2014, disclosed in the debt maturity table on page F-60.

RESPONSE TO COMMENT 2:

The difference is solely due to the classification of the 3% Convertible Subordinated Notes as a non-current liability, as discussed in more detail in the Company’s response to Comment 4.

Note 2. Change in Accounting Principle and Revision of Previously Issued Financial Statements

Revision of Previously-Issued Financial Statements

3. During 2013 you reassessed the estimated period over which revenue related to non-recurring installation fees is recognized and as of April 1, 2013 you used an extended period for revenue recognition prospectively. During the quarter ended September 30, 2013 you determined the change in the recognition period was an error dating back to 2006 and the correction of the cumulative amount of $27.2 million as of December 31, 2012 would be material to 2013 so you revised your previously-issued consolidated financial statements in your 2013 Form 10-K. As part of the correction you also revised your consolidated financial statements for other previously-identified immaterial errors related to recoverable taxes in Brazil, foreign currency embedded derivatives, reclassification of cash flows related to the acquisition of Asia Tone Limited, and errors in depreciation, stock-based compensation and property tax accruals in the U.S. Please address the following:

•	Explain how you determined that the change in recognition period was an error instead of change in accounting estimate and the processes and/or controls that identified the error.

•	Tell us whether those processes and/or controls were in place during the quarter ended June 30, 2013.

Tell us if you made changes in your internal controls over financial reporting (ICFR) due to any of the errors disclosed, including improvements in controls within the monitoring component.

RESPONSE TO COMMENT 3:

Prior to 2013, the Company would assess on an annual basis the estimated period over which revenue related to non-recurring installation fees is recognized (further referred to as the “deferral period”) based on a number of factors, such as trends in customer behavior, length of customer contract, customer churn, changes in customer footprint, customer migrations, and changes in hardware deployed by customers.

Securities and Exchange Commission

July 3, 2014

In the second quarter of 2013, the Company reassessed the methodology used for determining the deferral period based on a more relevant set of data about customer installations, which previously had not been utilized in the Company’s assessment. The data was retrieved from different IT modules and included detailed billing line items for active and terminated contracts. After extracting the data from the IT systems, the Company was able to more accurately estimate the average life of installations. The results of this analysis were then used to determine the deferral period that the Company initially applied prospectively from April 1, 2013.

During the third quarter of 2013, the Company and the Company’s independent accounting firm engaged in discussions about the possibility that the newly utilized data could have been used in the assessment of the deferral period prior to the second quarter of 2013. Upon further discussions it became clear that although the Company did not utilize the data in the past, the data existed in the Company’s IT systems, could have been retrieved, and therefore should have been used in the assessment of the deferral period prior to 2013. The Company concluded that the exclusion of this data from the previous analysis met the definition of an error.

ASC 250-10-20 defines an error in previously issued financial statements as “[a]n error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared” (emphasis added). The Company concluded that, in prior periods, it did not use all the relevant facts that were or could have been available at the time the financial statements were prepared.

As a result, during the third quarter of 2013, the Company reassessed the deferral period for prior years using substantially the same methodology and data as those used in the second quarter of 2013, except that in order to eliminate the effect of hind-sight, the Company used only data that would have been available prior to the period under evaluation (for example, to evaluate the proper deferral period for fiscal year 2011, the Company looked into the data that would have been available through the end of 2010). This analysis showed a cumulative understatement of the deferred revenue balance as of December 31, 2012 that, if corrected through 2013 results, would have been material to 2013 earnings (although immaterial to any individual prior period). Consequently, the Company followed the guidance in SAB 108 on correcting prior year financial statements for immaterial errors and revised its previously-issued financial statements.

The error in assessment of the deferral period resulted from an exclusion of certain data that should have been retrieved and analyzed at the time that prior financial statements were prepared. During the quarter ended June 30, 2013 the Company changed its process to assess the deferral period to incorporate the data that was previously incorrectly excluded. The Company deemed this to be a deficiency in the design of its Internal Controls over Financial Reporting (“ICFR”) and, accordingly, created a control specifically to address the assessment of the estimated period over which revenue related to non-recurring installation fees is recognized. The Company evaluated the deficiency in accordance with the framework in PCAOB’s Auditing Standard 5, and determined that this deficiency did not rise to the level of a material weakness.

Securities and Exchange Commission

July 3, 2014

With the expansion of its business, the Company is continuously making improvements to its ICFR to further strengthen its control environment. Any exception detected in the Company’s control environment, which has or could have a material impact to the Company’s consolidated financial statements, undergoes a thorough risk-based analysis to identify how the Company can remediate the exception and further improve its control environment. Accordingly, the errors raised in this letter, which spanned numerous quarters and years, were similarly analyzed to identify further improvements to the Company’s controls over financial reporting which were implemented based on materiality to the Company’s consolidated financial statements.

While the majority of the previously-identified immaterial errors noted above were due to operating deficiencies in the Company’s ICFR and did not result in specific changes to the Company’s ICFR, certain errors were due to design deficiencies that required enhancements to the design, documentation and execution of the Company’s ICFR, such as the enhancement of the review procedures for property plant and equipment additions and the introduction of new controls specifically to monitor foreign currency embedded derivatives in revenue arrangements.

The Company also bolstered its activities under the monitoring component and information and communication component between various departments and physical locations. For example, the Company established Shared Service Centers (SSC) in the EMEA and Asia-Pacific regions to ensure consistency of accounting processes. Another example of fortifying existing processes is that the Company has implemented in-depth financial statement reviews of components by senior members of the corporate accounting team through on-site interviews and inspections. Additionally, the Company also provided training at both its Corporate headquarter office and at its Regional headquarter locations (EMEA and APAC) to increase the awareness of the Sarbanes-Oxley Act and its ramifications to the Company’s ICFR.

As these improvements were made over several periods, the Company does not believe that any of these changes have materially affected or are reasonably likely to materially affect its ICFR in any individual fiscal period and as a result has not reported these changes in ICFR in any of its filings with the Commission.

Note 10. Debt Facilities, Convertible Debt, 3% Convertible Subordinated Notes,

pages F-51 and F-52

4. Please tell us in detail your basis in the accounting literature for classifying the 3.00% Convertible Subordinated Notes due October 15, 2014 as a non-current liability “due to the Company’s expectation that the 3% Convertible Subordinated Notes will be settled in shares of the Company’s stock instead of cash.” While we understand you expect the holders of the debt to convert prior to maturity, it is unclear how this expectation equates to an intent and ability of management to refinance on a long-term basis prior to the issuance of the balance sheet.

Securities and Exchange Commission

July 3, 2014

RESPONSE TO COMMENT 4:

The Company classified the 3.00% Convertible Subordinated Notes due October 15, 2014 (the “Notes”) as a non-current liability based on the guidance in the ASC Master Glossary which defines current liabilities as:

Obligations whose liquidation is reasonably expected to require the use of existing resources properly classifiable as current assets, or the creation of other current liabilities (emphasis added).

The Company is required to settle any conversions of the Notes with shares of the Company’s common stock, which are classified as equity rather than as current assets. The indenture governing the Notes does not provide an option to settle conversions in cash or a combination of cash and shares. As is typical in convertible debt instruments, the holders can require the Company to redeem the Notes for cash on the maturity date of the Notes, provided that the holders do not convert their Notes prior to such maturity date.

The Company believes that liquidation of the Notes is not reasonably expected to require the use of the Company’s cash given how deep in-the-money the Notes were as of December 31, 2013 (and through the date the financial statements were issued). The Company’s stock price has been well above the Notes’ base conversion rate of $134.48 per share1. Both the Company’s and its analysts’ expectations of the Company’s future stock performance have been generally favorable. Additionally, the Note holders are entitled to receive up to 4.4616 additional shares of the Company’s common stock upon conversion if, at the time of conversion, the Company’s stock price is greater than the base conversion rate of $134.48 per share. Therefore, the Company expected that the Note holders would receive a much greater economic benefit from converting their Notes into shares of the Company’s common stock rather than having the Company repay the Notes at their par value upon maturity2.

While the Company has an existing long-term $550.0 million line of credit (fully unutilized as of December 31, 2013 and through the date of this letter), the Company did not rely on the guidance in ASC 470-10-45-14 Intent and Ability to Refinance on a Long-Term Basis in reaching its conclusion. Instead, for the reasons stated above, the Company believes that the Notes were not reasonably expected to be settled in cash and, therefore, did not meet the ASC definition of current liabilities.

[1]	For the year ended December 31, 2013, the closing price of the Company’s stock ranged between $155.18 and $229.67, with an average closing price of $192.43. As of December 31, 2013, the Company’s stock price was $177.45, and as of the filing date of the Company’s Form 10-K, it was $189.96.
[2]	Consistent with the Company’s expectations, a holder of approximately 55% of the outstanding Notes initiated a conversion during the second quarter of 2014, which resulted in the Company issuing shares of its common stock in June 2014.

Securities and Exchange Commission

July 3, 2014

In addition, we acknowledge that:

•	Equinix is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Equinix may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the foregoing, please contact me at (650) 598-6256.

Very truly yours,

/s/ Keith Taylor
Keith Taylor
Chief Financial Officer

cc:	Stephen M. Smith
Brandi Galvin Morandi